

AH
3-30-2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-26397

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   1/1/03   AND ENDING   12/31/03
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GROSSMAN & CO., LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2 FOX HOLLOW COURT
                                (No. and Street)

DIX HILLS   NEW YORK   11746
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

                    CASTIGLIA & EATON
                  (Name – if individual, state last, first, middle name)

7 DAWSON STREET   HUNTINGTON STATION   NEW YORK   11746
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 3 0 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

AH
3-30-2004

OATH OR AFFIRMATION

I, _DENNIS GROSSMAN_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _GROSSMAN & CO., LLC_____ , as of _DECEMBER 31_____, 20_03___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _____
                                                              Signature

_____   _____
                                                              Title

_____
              Notary Public

SHAH VINOD F.
NOTARY PUBLIC, State of NEW YORK
No. 4914222
Suffolk County, Exp 7 Dec 20 0S

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GROSSMAN & CO., LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2003

GROSSMAN & CO., LLC

TABLE OF CONTENTS

CASTIGLIA & EATON

Certified Public Accountants

7 Dawson Street

Huntington Station, NY 11746-4021

(631) 424-6500 • (631) 424-6511

INDEPENDENT AUDITOR'S REPORT

Mr. Dennis Grossman

Grossman & Co., LLC

Dix Hills, New York 11746

We have audited the accompanying Statement of Financial Condition of Grossman & Co., LLC (Note 1) as of December 31, 2003 and the related Statements of Income, Cash Flows and Changes in Owner's Equity for year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grossman & Co., LLC as of December 31, 2003, and the results of its operations and its cash flows for the year ended December 31, 2003, in conformity with generally accepted accounting principles.

The supplementary data included in Schedules 1 and 2 is presented for supplementary analysis purposes and is not necessary for a fair presentation of the financial position of Grossman & Co., LLC. The supplementary data has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is stated fairly in all material respects only when considered in conjunction with the financial statements taken as a whole.

Castiglia & Eaton

Certified Public Accountants

Huntington Station, New York

February 14, 2004

GROSSMAN & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS
Cash and cash equivalents $ 40,051
Investments   100,000
Accounts receivable   86,504

Total Current Assets $ 226,555

Total Assets $ 226,555

LIABILITIES AND OWNER'S EQUITY

CURRENT LIABILITIES
Accounts payable $ 24,767

Total Current Liabilities $ 24,767

Total Liabilities $ 24,767

OWNER'S EQUITY $ 201,788

Total Liabilities and Owner's Equity $ 226,555

GROSSMAN & CO., LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUE

Commissions	$ 677,467	
Fee income	1,646	
Mutual fund income	448	
Gain on sale of securities	4,104	
Interest Income	6,022	
Other revenue	5,641	
Total Revenue		$ 695,328

EXPENSES

Commission rebate	$ 81,800	
Regulatory Fees	3,603	
Trading office expense and execution fees	124,550	
Office expense	5,054	
Insurance	13,685	
Legal & Audit Fees	222,242	
Software license	101,385	
Total Expenses		552,319
NET INCOME		$ 143,009

GROSSMAN & CO., LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS PROVIDED (USED) FROM OPERATING ACTIVITIES

Net income		$ 143,009
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Changes in Assets and Liabilities Affecting Operating Activities:		
Increase in Accounts receivable	$ (29,530)	
Increase in Accounts payable	5,534	
		(23,996)
Net Cash Provided by Operating Activities		119,013

CASH FLOWS PROVIDED USED BY FINANCING ACTIVITIES

Partner draws	(206,494)	
Net Cash Used by Financing Activities		(206,494)

CASH FLOWS PROVIDED BY INVESTING ACTIVITIES

Sale of investments	110,233	
Net cash provided by investing activities		110,233
Net Increase in Cash		22,752
Cash at January 1, 2003		17,299
Cash at December 31, 2003		$ 40,051

GROSSMAN & CO., LLC
STATEMENT OF CHANGES IN OWNER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

BALANCE - At the Beginning of Year	$ 265,273
Net Income for the Period	143,009
Contributions	–
Partner draw	(206,494)
BALANCE - At the End of Year	$ 201,788

GROSSMAN & CO., LLC
STATEMENTS OF LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2003

SUPPLEMENTAL SCHEDULE 1

Balance - Beginning of Period $ - 0 -

  Changes - End of Period   - 0 -

    Balance - End of Period $ - 0 -

GROSSMAN & CO., LLC
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2003

SUPPLEMENTAL SCHEDULE 2

Total Owner's Equity Qualified for Net Capital			$ 201,788
Add: Liabilities Subordinated to claims of General Creditors			- 0 -
Total Capital and Allowable Subordinated Liabilities			$ 201,788
Less: Non Allowable Assets (Note 2)			- 0 -
Net Capital Before Haircuts on Securities Position			$ 201,788
Haircuts on Securities			(3,000)
Net Capital			198,788
Minimum Net Capital Requirement:			
Minimum Dollar Net Capital Required	$ 5,000		
Minimum Net Capital Required - $6\frac{2}{3}\%$ of Aggregate Indebtness (Note 2)	$ 1,651		
Net Capital Requirement (Notes 2 & 4)			5,000
Excess Net Capital (Notes 2 & 4)			$ 193,788

GROSSMAN & CO., LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. General

Dennis Grossman, a sole proprietor doing business as Grossman & Co., began business November 23, 1981, as a registered broker-dealer.

As of November 2000 Grossman & Co., (a sole proprietorship) ceased doing business as such. The successor entity is Grossman & Co., LLC.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles that assume continuation of the Company as a going concern. The Company recognizes commission income for services performed and related expenses on a settlement date basis.

B. Income Taxes

There are no Federal or New York State income taxes imposed on the net income of a LLC as such. The personal income taxes of the sole proprietorship on income derived from Grossman & Co., LLC are not reflected in these financial statements. Furthermore, the income from the firm reported on the proprietor's personal income tax returns will differ from the income reported herein because said returns are prepared on the cash basis whereas financial statements are prepared on the accrual basis.

NOTE 2 - NET CAPITAL REQUIREMENT

At December 31, 2003, the Company had net capital of $201,788. The minimum net capital requirement of the Company is $5,000. Excess net capital at December 31, 2003 was $193,788. The minimum net capital requirement is equal to the greater of the dollar net capital requirement ($5,000) or 6⅔% of aggregate indebtness ($1,651). The aggregate indebtness is comprised of accounts payable ($24,767).

NOTE 3 - RESERVE REQUIREMENTS

The Company does not hold funds or securities for, or owe money or securities to, customers. Therefore, the Company is exempt from the reserve requirements as defined by the Securities and Exchange Commission under Rule 15c3-3.

NOTE 4 - EXCESS NET CAPITAL

The computation of net capital was compared to the computation of net capital reported on the Unaudited Focus Report as of December 31, 2003. There were no material differences in the computation of net capital of Grossman & Co., LLC.

GROSSMAN & CO., LLC
REPORT ON INTERNAL ACCOUNTING CONTROLS
REQUIRED BY SEC RULE 17a-5
AS OF DECEMBER 31, 2003

CASTIGLIA & EATON
Certified Public Accountants
7 Dawson Street
Huntington Station, NY 11746-4021
(631) 424-6500 • (631) 424-6511

Mr. Dennis Grossman
Grossman & Co. LLC
2 Fox Hollow Court
Dix Hills, New York 11746

Dear Mr. Grossman:

We have audited the financial statements of Grossman & Co., LLC (Note 1) for the year ended December 31, 2003 and have issued our report thereon dated February 14, 2004. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Grossman & Co., LLC that we considered relevant to the objectives stated in Rule 17a-5 (g) and in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system of internal accounting control of Grossman & Co., LLC taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

10

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Commission Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Castiglia & Eaton
Certified Public Accountant

Huntington Station, New York
February 14, 2004